Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES ANNOUNCES SECOND QUARTER EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

HOUSTON, TX, August 12, 2010 - Stage Stores, Inc. (NYSE: SSI) announced today that it will release its second quarter 2010 financial results at 6:00 a.m. Eastern Time on Thursday, August 19, 2010. The release of the Company's second quarter financial results will be followed by a conference call, which will be held at 8:30 a.m. Eastern Time on the same day.

Interested parties can participate in the Company's second quarter conference call by dialing 703-639-1414. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at <u>www.stagestoresinc.com</u>, then clicking on Webcasts and then the webcast link. A replay of the conference call will be available online until midnight on Friday, August 27, 2010.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 777 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

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